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Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 22, 2010
Relating to Preliminary Prospectuses dated March 15, 2010 and March 18, 2010
Registration Statement No. 333-165415

Alma Maritime Limited

        Alma Maritime Limited, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Merrill Lynch, by e-mailing prospectus.requests@ml.com, or from UBS Investment Bank by calling (877) 827-7275. You may also access our company's most recent preliminary prospectus dated March 22, 2010, which is included in Amendment No.3 to the Company's registration statement on Form F-1, as filed with the SEC via EDGAR on March 22, 2010, or Amendment No. 3, by visiting EDGAR on the SEC website at
http://www.sec.gov/Archives/edgar/data/1484435/000104746910002548/a2197458zf-1a.htm.

        The following information, which is included in Amendment No. 3, supplements and updates the information contained in the Company's preliminary prospectuses dated March 15, 2010 and March 18, 2010. All references to page numbers are to page numbers in Amendment No. 3.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following disclosure appears beginning on page 66 of the Company's preliminary prospectus.

New Credit Facilities

        We have signed commitment letters for three new secured term loans with BNP Paribas Fortis, on behalf of itself and the other committed lenders thereunder, providing for term loans to partially refinance our existing senior secured indebtedness and fund a portion of our planned and future vessel acquisitions. We will be required to use borrowings under the $301.0 million senior secured term loan and $74.0 million junior secured term loan, which are for post-delivery vessel financing, to refinance amounts borrowed under the $135.0 million credit facility, which will be available to finance pre-delivery installment payments for our four Suezmax tanker newbuildings and the repayment of a portion of the outstanding indebtedness under our existing credit facility.

        We will be required to maintain a collateral account, in an initial amount of $66.5 million, with our lenders during the period between entering into the $135.0 million secured term loan described below and the delivery of the Suezmax tanker newbuildings financed by such secured term loans. The $66.5 million in that account will be reduced over time as we make non-debt financed payments for the four Suezmax tanker newbuildings and repayments under our existing credit facility until the newbuildings are delivered (or, if earlier, September 30, 2010) at which time amounts outstanding under the $135.0 million pre-delivery secured term loan will be repaid and the remaining amounts in such account will be released. We expect to fund the initial amount with the $6.5 million in restricted cash pledged as collateral under the terms of our existing credit facility and a portion of the proceeds from the sale of $62.0 million of shares of our common stock to our existing stockholders.

        Pre-Delivery Secured Term Loan.    The commitment letter we have entered into with BNP Paribas Fortis, on behalf of itself, UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG) and Fortis Bank Nederland N.V., will, subject to the successful completion of this offering, provide us with a secured term loan of up to $135.0 million, in four tranches each in an amount equal to the lesser of $33.75 million and 36.27% of the acquisition cost or 100% of the charter-free market value of each of our four Suezmax tanker newbuildings, respectively. Borrowings under the loan will bear interest at an annual interest rate of LIBOR plus a margin of 4.00%. We will be required to repay the principal amounts drawn under each of the four tranches of this term loan in one lump sum payment per tranche upon delivery of the Suezmax tanker newbuilding securing such tranche, or, if earlier, September 30, 2011. We will also be required to prepay amounts under this term loan to the extent we make drawdowns, prior to maturity of this loan, under our new $301.0 million senior secured term loan and $74.0 million junior secured term loan, which are described below. The pre-delivery secured term loan will be secured by customary shipping industry collateral including mortgages and second priority security relating to the three Capesize drybulk carriers to be chartered to EDF Trading in respect of which funds will be advanced and mortgages and first priority security relating to our four Suezmax tanker newbuildings, including first priority assignments of the time charter contracts for such vessels.

        This new secured term loan will contain financial covenants requiring us to:

  •
  maintain aggregate cash and cash equivalents of at least 7% of our total committed and outstanding debt during the first two years after the initial drawdown under the senior secured term loan and 5.5% thereafter;

  •
  ensure that our minimum market value adjusted net worth is at least $200.0 million;

  •
  ensure that our total liabilities will, at all times, be no more than 70% of the market value of our total market value adjusted assets; and

  •
  maintain an aggregate average fair market value, of (i) our four Suezmax tanker newbuildings, (ii) the Cape Maria (ex Cape Pioneer) and (iii) the two additional Capesize drybulk carriers (which we will have to identify and acquire) for which we have obtained indicative charter terms from EDF Trading, of not less than 115% of the aggregate outstanding amount under such facility and our new junior credit facility during the first three years after the initial drawdown under the facility and 120% of such amount thereafter.

        This secured term loan will also contain customary events of default, including those relating to cross-defaults to other indebtedness, non-compliance with security documents and cancellation of amendment of the time charters for the vessels securing the loan, as well as our failure to acquire the Cape Maria (ex Cape Pioneer) and two additional Capesize drybulk carriers, which we will have to identify and acquire, for which we have obtained indicative charter terms from EDF Trading for minimum eight-year time charters, by December 31, 2010. We will be permitted to pay dividends in amounts up to 50% of our net income for any fiscal year so long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

        Senior Secured Term Loan.    The commitment letter we have entered into with BNP Paribas Fortis, on behalf of itself, UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG), Fortis Bank Nederland N.V. and DVB Bank, will, subject to the successful completion of this offering, provide us with a senior secured term loan of up to $301.0 million, in seven tranches comprised of (i) three tranches each in an amount equal to the lesser of $35 million and 63.6% of the lesser of the acquisition cost or charter-free market value of a 2005-built or younger Capesize drybulk carrier to be chartered to EDF Trading, and (ii) four tranches each in an amount equal to the lesser of $49.0 million and 52.65% of the acquisition cost or 70% of the charter-free market value of each of our four Suezmax tanker newbuildings, respectively. We will be required to use borrowings under any tranche of this $301.0 million senior secured term loan to refinance proportionate amounts borrowed under the pre-delivery secured term loan facility described above and we will not be able to drawdown any such tranches while the proportionate amount of debt under the $135.0 million credit facility remains outstanding. Borrowings under the senior loan will bear interest at an annual interest rate of LIBOR plus a margin of 3.25%. Upon entering into the senior secured term loan, we will be committed to pay an arrangement fee of 1.25% of the loan amount and a commitment fee of 1.25% per annum payable quarterly in arrears on the committed but undrawn portion of the loan. We will be required to repay principal amounts drawn under the senior secured term loan in quarterly installments, together with a balloon payment on the final maturity date, which will be no later than December 31, 2018. The senior secured term loan will be secured by customary shipping industry collateral including mortgages and other security relating to the three Capesize drybulk carriers to be chartered to EDF Trading and our four Suezmax tanker newbuildings in respect of which funds will be advanced, including first priority assignments of the time charter contracts for such vessels.

        Our new senior secured term loan will contain financial covenants requiring us to:

  •
  maintain aggregate cash and cash equivalents of at least 7% of our total committed and outstanding debt during the first two years after the initial drawdown under the senior secured term loan and 5.5% thereafter;

  •
  ensure that our minimum market value adjusted net worth is at least $200.0 million;

  •
  ensure that our total liabilities will, at all times, be no more than 70% of the market value of our total market value adjusted assets; and

  •
  maintain an aggregate average fair market value of our vessels securing both the senior secured term loan and junior secured term loan of not less than 115% of the aggregate outstanding amount under such facility and our new subordinated credit facility during the first three years after the initial drawdown under the facility and 120% of such amount thereafter.

        This senior secured term loan will also contain customary events of default, including those relating to cross-defaults to other indebtedness, non-compliance with security documents and cancellation of amendment of the time charters for the vessels securing the loan, as well as our failure to acquire the Cape Maria (ex Cape Pioneer) and two additional Capesize drybulk carriers, which we will have to identify and acquire, for which we have obtained indicative charter terms from EDF Trading for minimum eight-year time charters, by December 31, 2010. We will be permitted to pay dividends in amounts up to 50% of our net income for any fiscal year so long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

        Junior Secured Term Loan.    The commitment letter we have entered into with BNP Paribas Fortis, on behalf of UniCredit Bank A.G. (formerly known as Bayerische Hypo-und Vereinsbank AG) and Fortis Bank Nederland N.V., will, subject to the successful completion of this offering, provide us with a junior secured term loan of up to $74.0 million, in four tranches each in an amount equal to the lesser of $18.5 million and, together with the senior tranche of $49.0 million, 72.53% of the acquisition cost or 100% of the charter-free market value of each of our four Suezmax tanker newbuildings, respectively. We will be required to use borrowings under any tranche of this $74.0 million junior secured term loan to refinance proportionate amounts borrowed under the $135.0 million credit facility and we will not be able to drawdown any such tranches while the proportionate amount of debt under the $135.0 million credit facility remains outstanding. Borrowings under the junior secured term loan will bear interest at an annual interest rate of LIBOR plus a margin of 5.00%. Upon entering into the junior secured term loan, we will be committed to pay an arrangement fee of 1.25% of the loan amount and a commitment fee of 1.60% per annum payable quarterly in arrears on the committed but undrawn portion of the loan. We will be required to repay principal amounts drawn under the credit facility in quarterly installments, together with a balloon payment on the final maturity date, which will be no later than December 31, 2018, with the lenders' right to such payments subordinated to the repayment rights of the lenders under our new $301.0 million senior secured term loan described above.

        Our junior secured term loan will contain substantially the same financial covenants, events of default, dividend restrictions and other terms and conditions as our new $301.0 million senior secured term loan described above. The junior secured term loan will be secured, subject to the security interests of the lenders under our new senior secured loan, by customary shipping industry collateral including mortgages and other security relating to the three Capesize drybulk carriers to be chartered to EDF Trading and our four Suezmax tanker newbuildings in respect of which funds will be advanced, including second priority assignments of the time charter contracts for such vessels.

*        *        *

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  Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated March 22, 2010 Relating to Preliminary Prospectuses dated March 15, 2010 and March 18, 2010 Registration Statement No. 333-165415
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS